Exhibit 12.1

Boyd Gaming Corporation
Computation of Ratio of Earnings to Fixed Charges
($ in thousands, except for ratios)
(unaudited)

	Three Months Ended March 31,		Year Ended December 31,
	2002	2001	2001	2000	1999
Earnings Calculation:
Income before provision for income taxes and cumulative effects of changes in accounting principles	$26,077	$10,180	$41,932	$102,057	$67,634
Add:
Interest expense	17,605	20,475	75,374	79,303	69,230
Interest component of rent expense	488	496	2,262	1,767	1,470

Earnings available for fixed charges	$44,170	$31,151	$119,568	$183,127	$138,334

Fixed charges:
Interest expense	$17,605	$20,475	$75,374	$79,303	$69,230
Capitalized interest	4,971	2,948	18,009	6,253	1,786
Interest component of rent expense	488	496	2,262	1,767	1,470

Total fixed charges	$23,064	$23,919	$95,645	$87,323	$72,486

Ratio of earnings to fixed charges	1.9x	1.3x	1.3x	2.1x	1.9x

Rental Interest Expense
Rent Expense	$1,464	$1,488	$6,785	$5,302	$5,302
1/3 factor	33%	33%	33%	33%	33%

1/3 Rent Expense	$488	$496	$2,262	$1,767	$1,767